AEGON maintains strong capital position despite fourth quarter 2008 loss

Fourth quarter results in line with pre-announcement of February 17, 2009

•	AEGON maintains strong capital position:

•	Excess capital over AA capital adequacy requirements of EUR 2.9 billion;

•	IGDa) capital surplus of EUR 5.6 billion, equivalent to a solvency ratio of 183%;

•	NAIC RBCb) ratio of 350% for the US life insurance operations;

•	Core capitalc) of EUR 16.2 billion excluding revaluation reserve at the end of 2008 (EUR 9.1 billion including revaluation reserve);

•	Decline in revaluation reserve of EUR 1.7 billion in Q4, driven by widening in credit spreads

•	Underlying loss before tax of EUR 181 million, due mainly to reserve strengthening and accelerated amortization of deferred acquisition costs in the US, and lower fees in general

•	Net loss in Q4 of EUR 1.2 billion, including an extraordinary tax charge of EUR 300 million

•	New life sales in Q4 2008 of EUR 598 million; total gross deposits of EUR 11.9 billion; net deposits of EUR 1.7 billion

•	Value of new business in Q4 of EUR 233 million, with an internal rate of return of 16.5%

Statement Alex Wynaendts, CEO

“The severe disruption in world financial markets significantly impacted AEGON’s earnings during the fourth quarter of 2008. This challenging environment which has persisted in the early part of 2009 confirms that our strategic priorities of releasing capital and reducing costs, as well as putting in place contingencies to withstand further market deterioration are the right ones. In the fourth quarter, we released EUR 1 billion of capital and expect to release a further EUR 1.5 billion in 2009. Our businesses in the United States, the Netherlands and the United Kingdom are also on track to deliver on our target of EUR 150 million in cost reductions in 2009. We are pleased by the continued confidence of our customers as evidenced by resilient sales and a strong increase in deposits. We believe that the solid fundamentals of our business, combined with AEGON’s financial position and the actions we are taking justify their continued confidence.”

KEY PERFORMANCE INDICATORS
amounts in EUR millions (except per share data)	Notes	Q4 2008	Q4 2007%		At constant currency %	FY 2008	FY 2007%		At constant currency %
Underlying earnings before tax	1	(181)	667	N.M.	N.M.	1,573	2,639	(40)	(37)

Net income	2	(1,182)	648	N.M.	N.M.	(1,082)	2,551	N.M.	N.M.

New life sales	3	598	800	(25)	(19)	2,631	3,274	(20)	(11)

Total deposits	4	11,933	9,594	24	17	40,751	44,528	(8)	(3)

Value of new business (VNB)		233	226	3	4	837	927	(10)	(2)

Return on equity	5	(8.7)%	12.5%	N.M.		6.6%	12.5%	(47)

a)

The calculation of the IGD (Insurance Group Directive) capital surplus and ratio have been changed from the disclosure in the previous quarter to better reflect regulatory solvency requirements of local regulators and are based on Solvency I capital requirements on IFRS for entities within the EU, and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US

b)	National Association of Insurance Commissioners Risk Based Capital
c)	Core capital is the sum of shareholders’ equity and the EUR 3 billion in convertible core capital securities from Vereniging AEGON, funded by the Dutch State

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Strategic highlights and short-term priorities

In June 2008, AEGON set out three strategic priorities:

1.	To reallocate capital toward businesses with higher growth and return prospects;

2.	To improve growth and returns from existing businesses;

3.	Manage AEGON as an international company.

Subsequently, at the Analyst & Investor Day on November 24, AEGON identified and announced three priorities to counter the challenges of the current global financial crisis and position the company for growth:

•	Focus on capital preservation and accelerate the capital release program, with a EUR 600-800 million target for Q4 2008;

•	EUR 150 million cost reduction program for 2009;

•	Develop contingency plans for continued deterioration in financial markets.

As announced last June, AEGON is conducting an ongoing review of its portfolio of businesses to ensure that they meet the criteria outlined in the strategy. On February 17, 2009, AEGON announced that due to the market dislocation it will downsize its institutional business (AEGON Institutional Market Division, IMD) in the Americas, which will result in lower credit risk in the long run and a release of capital in the near term.

AEGON and the global financial crisis

In the fourth quarter of 2008, the financial crisis accelerated and a severe global economic downturn began to unfold. Liquidity in financial markets was severely affected. Equity markets were down by more than 20%, while equity market volatility rose to a historical high. Meanwhile, as government bond yields reached historic lows, credit spreads more than doubled across many market segments in Q4.

The downturn in financial markets has significantly impacted AEGON’s results. Moreover, the continued deterioration in the US housing market increased risks in mortgage backed securities, leading to impairments. Also, corporate bonds, in particular high yield, experienced higher defaults.

In order to provide a fuller view of the possible impacts of the financial crisis on AEGON, management disclosed updated earnings and capital sensitivities to a possible further downturn of financial markets. In particular, this additional information pertained to equity market exposure, impairments and interest rate movements.

Given market developments and the ongoing uncertainty regarding the financial and economic environment, AEGON felt it was prudent to reinforce its capital buffer to a level substantially in excess of its AA capital adequacy requirements. On October 28, AEGON announced that it had secured EUR 3 billion of additional core capital from Vereniging AEGON funded by the Dutch State.

Capital preservation

As the financial crisis unfolded, acceleration of capital preservation actions has been a priority. The actions taken and plans to be executed are evidence of the financial flexibility within AEGON to manage through these extraordinary times. They include:

•

Releasing EUR 1.7 billion of capital in the second half year of 2008, including EUR 1 billion in the fourth quarter, by actively reducing risks - including investment risks, optimizing asset and liability management, reinsurance transactions and securitization;

•	Releasing an additional EUR 1.5 billion of capital in 2009 by lowering investment risk, and transferring risk through reinsurance.

•

Reducing spread-based balances within AEGON’s institutional business in the United States by EUR 14 billion, freeing up EUR 0.6 billion of capital in the next two years (EUR 0.3 billion in 2009, which is included in total expected capital releases for 2009 of EUR 1.5 billion).

The capital preservation actions in Q4 2008 of EUR 1 billion are expected to have a negative effect on earnings of EUR 60 million on an annual basis. As these actions are largely derisking measures, they can be reversed at any time.

As a result of actions taken, the capital position of the company remains strong with excess capital of EUR 2.9 billion over AA capital adequacy requirements at year-end, a significant buffer against further market deterioration.

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Cost measures

AEGON announced cost reduction measures totaling EUR 150 million in 2009. Actions to achieve this include:

•	Americas: no wage increases in 2009, staff reductions, deferred hiring, reorganization of the agency distribution, downsizing IMD;

•	The Netherlands: reduction of contract services, process reengineering, general cost savings;

•	United Kingdom: restructuring of IT and marketing and customer services, cost containment, savings in distribution.

Capital management and capital position

AEGON capitalizes its businesses at the higher of:

•	Regulatory requirements;

•	AA capital adequacy requirements;

•	Any self-imposed additional economic requirements under AEGON’s economic framework.

AEGON has EUR 2.9 billion excess capital over AA capital adequacy requirements and has an IGD capital surplus of EUR 5.6 billion, equivalent to an IGD solvency ratio of 183% (2007: 190%). Regulatory requirements are set by local regulators, while the IGD ratio is a European regulatory solvency calculation. The methodology to calculate the IGD ratio has changed from the disclosure over the third quarter results to better reflect regulatory solvency requirements of the respective local regulators. The previously disclosed IGD ratio included the calculation of the ratio for the businesses outside of the EU based on EU Solvency I capital requirements. The IGD ratio now takes into account Solvency I capital requirements on IFRS for entities within the EU, and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the United States is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the United States. AEGON does not manage its capital base to the IGD ratio. AEGON USA had a NAIC RBC ratio of 350%, compared with 336% at the end of 2007.

Core capital at year-end came in at EUR 9.1 billion, consisting of EUR 6.1 billion of shareholders’ equity and EUR 3 billion of convertible core capital securities provided by Vereniging AEGON, funded by the Dutch State. Core capital includes a negative revaluation account on available-for-sale assets of EUR 7.2 billion. Excluding the revaluation account, core capital amounted to EUR 16.2 billion, 78% of the total capital base, above the minimum target of 70%.

AEGON’s negative revaluation account increased during the fourth quarter by EUR 1.7 billion, the result of unprecedented credit spread widening, more than offsetting the effect of declines in government bond yields.

AEGON has not reclassified assets held as available-for-sale (AFS) to loans or held-to-maturity assets. Also, AEGON transferred a very limited amount of assets valued based on market prices to mark-to-model valuations, driven by current market developments. The mark-to-model is now 1.1% (EUR 1.1 billion) of the total valuation of debt instruments held at fair value (2007: 0.4%). For more details we refer to the explanatory notes on page 36.

The lower valuation of the AFS bond portfolio will only affect earnings before tax if AEGON:

•	Is forced to sell those investments at a loss; or

•	Impairs certain investments because the company does not expect to receive (part of) interest and/or principal.

AEGON’s long-term business model, and its liquidity and asset and liability management, ensure that it is unlikely that AEGON will be forced to sell assets at distressed prices, as reflected in the revaluation account, to generate cash. Therefore, AEGON’s negative revaluation reserve is not a good indication of future losses. AEGON expects impairments will be at elevated levels in 2009, due to the economic situation.

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Financial highlights

FINANCIAL OVERVIEW
EUR millions	Notes	Q4 2008	Q4 2007%		At constant currency %	FY 2008	FY 2007%		At constant currency %
Underlying earnings before tax by line of business
Life and protection		121	357	(66)	(71)	911	1,295	(30)	(25)
Individual savings and retirement products		(433)	90	N.M.	N.M.	(146)	496	N.M.	N.M.
Pensions and asset management		179	137	31	28	508	498	2	6
Institutional products		100	96	4	(6)	405	332	22	31
Life reinsurance		(114)	18	N.M.	N.M.	(63)	114	N.M.	N.M.
Distribution		(19)	(21)	10	14	1	6	(83)	(83)
General insurance		(3)	13	N.M.	N.M.	45	47	(4)	(2)
Interest charges and other		(17)	(34)	50	54	(112)	(185)	39	36
Share in net results of associates		5	11	(55)	(73)	24	36	(33)	(33)
Underlying earnings before tax		(181)	667	N.M.	(140)	1,573	2,639	(40)	(37)
Over/(under) performance of fair value items		(770)	(145)	N.M.		(1,619)	(272)	N.M.
Operating earnings before tax		(951)	522	N.M.	N.M.	(46)	2,367	N.M.	N.M.

Operating earnings before tax by line of business
Life and protection		104	346	(70)	(75)	795	1,284	(38)	(34)
Individual savings and retirement products		(902)	79	N.M.	N.M.	(922)	524	N.M.	N.M.
Pensions and asset management		224	13	N.M.	N.M.	251	181	39	47
Institutional products		(54)	93	N.M.	N.M.	8	339	(98)	(98)
Life reinsurance		(319)	22	N.M.	N.M.	(361)	135	N.M.	N.M.
Distribution		(19)	(21)	10	14	1	6	(83)	(83)
General insurance		(3)	13	N.M.	N.M.	45	47	(4)	(2)
Interest charges and other		13	(34)	N.M.	N.M.	113	(185)	N.M.	N.M.
Share in net results of associates		5	11	(55)	(73)	24	36	(33)	(33)
Operating earnings before tax		(951)	522	N.M.	N.M.	(46)	2,367	N.M.	N.M.

Gains/(losses) on investments		136	281	(52)	(52)	35	746	(95)	(97)
Impairment charges		(501)	(17)	N.M.	N.M.	(1,038)	(76)	N.M.	N.M.
Other income/(charges)		38	(24)	N.M.	N.M.	(12)	40	N.M.	N.M.
Income before tax		(1,278)	762	N.M.	N.M.	(1,061)	3,077	N.M.	N.M.
Income tax		96	(114)	N.M.	N.M.	(21)	(526)	96	97
Net income		(1,182)	648	N.M.	N.M.	(1,082)	2,551	N.M.	N.M.

Net underlying earnings		(69)	516	N.M.	N.M.	1,234	2,033	(39)	(36)
Net operating earnings		(623)	399	N.M.	N.M.	69	1,805	(96)	(96)

Underlying earnings geographically
Americas		(234)	503	N.M.	N.M.	1,073	1,993	(46)	(42)
The Netherlands		75	109	(31)	(31)	378	418	(10)	(10)
United Kingdom		13	67	(81)	(104)	141	271	(48)	(47)
Other countries		(17)	22	N.M.	N.M.	93	142	(35)	(34)
Holding and other		(18)	(34)	47	54	(112)	(185)	39	37
Underlying earnings before tax		(181)	667	N.M.	N.M.	1,573	2,639	(40)	(37)
Operating earnings geographically
Americas		(1,167)	506	N.M.	N.M.	(587)	2,102	N.M.	N.M.
The Netherlands		227	(39)	N.M.	N.M.	213	37	N.M.	N.M.
United Kingdom		(6)	67	N.M.	N.M.	122	271	(55)	(47)
Other countries		(17)	22	N.M.	N.M.	93	142	(35)	(34)
Holding and other		12	(34)	N.M.	N.M.	113	(185)	N.M.	N.M.
Operating earnings before tax		(951)	522	N.M.	N.M.	(46)	2,367	N.M.	N.M.

Commissions and expenses		1,863	1,438	30	28	6,109	5,939	3	9
of which operating expenses		928	867	7	6	3,272	3,237	1	7

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Operational highlights

Overview

AEGON reported a net loss for Q4 of EUR 1.2 billion. Results are in line with preliminary results announced on February 17, 2009 and were significantly impacted by financial markets.

Underlying earnings were down mainly due to declining financial markets, resulting in reserve strengthening and accelerated amortization of deferred policy acquisition costs (DPAC) in the variable annuities line of business in the Americas and reduced fees on asset balances in general.

Net income was also down due to increased impairment charges and the impact of financial markets on so-called fair value items, which include certain investment classes in the Netherlands and the Americas, as well as a number of products containing financial guarantees. Lower equity and credit markets, as well as increased implied volatilities and lower interest rates severely impacted the fair value of guarantees in these products. In addition, alternative investment classes, like hedge funds and private equity, significantly underperformed long-term expected returns.

Impairments came primarily from housing related structured assets, corporate high-yield bonds and equity investments. The impairments on corporate credit were driven by a number of small impairments.

Net income also includes an extraordinary tax charge of EUR 300 million, related to intercompany reinsurance treaties between Ireland and the United States, offsetting the tax benefit from the reported operational losses. These reinsurance treaties are accounted for at fair value in both tax jurisdictions, while gains in the United States are taxed at 35% and losses in Ireland are tax deductible at 12.5%.

Underlying earnings before tax

In Q4 the underlying loss for the company amounted to EUR 181 million.

Underlying earnings in the Americas came in at a negative USD 412 million. The impact on earnings from lower equity markets of USD 839 million mainly affected:

a)	The variable annuity business (USD 587 million) due to minimum guarantee reserves strengthening and accelerated amortization of DPAC and lower fees;

b)	The life reinsurance business as result of reserve strengthening of variable annuity blocks of business (USD 150 million); and

c)	The life business (USD 65 million).

Underlying earnings in the Americas in Q4 also included USD 230 million of one-off charges, the most significant being an increase in the long-term assumption for equity market volatility (USD 145 million). Earnings also include a charge of USD 40 million related to intangible assets from the acquisition of Merrill Lynch’s life insurance businesses, and a USD 45 million asset write-off in life reinsurance. In Q4 2007, underlying earnings in the Americas included a positive USD 52 million from updated mortality assumptions in the life business.

In the Netherlands, underlying earnings were down 31% to EUR 75 million. The positive impact of an exceptional dividend received and better technical results in the pension business in the Netherlands was more than offset by decreases in investment income as well as charges in other lines of business. These charges include adverse technical results in the non-life business, system and project related one-off expenses and restructuring charges.

Underlying earnings in the United Kingdom, meanwhile, were GBP 13 million, a decline of GBP 34 million due primarily to the impact of lower equity and credit markets on fee charges in the pension business. Other lines of business in the United Kingdom performed well.

The decline in underlying earnings from Other countries to a loss of EUR 17 million was the result mainly of accelerated amortization of deferred acquisition costs in Taiwan (EUR 43 million), as underlying earnings in Central & Eastern Europe increased 87% to EUR 28 million and in Spain 11% to EUR 10 million.

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Net income

Net income includes results on so-called fair value items, which include certain investment classes in the Netherlands and the Americas, as well as a number of products containing financial guarantees. The total underperformance of these fair value items amounted to EUR 770 million. The valuation of the fair value of liability guarantees reflects decreased interest rates, declining equity markets and sharply increased equity volatilities, as well as discount rates including a credit spread, a reflection of extremely dislocated and very illiquid markets.

Underperformance of fair value items

In Q4 2008, underperformance of alternative investment classes, such as hedge funds, private equity and credit derivatives, in the Americas and the Netherlands amounted to EUR 500 million.

Fair value items include the under/overperformance on assets held at fair value through profit and loss and backing liabilities of a specific portfolio of group pension contracts in the Netherlands. In Q4 these assets underperformed long term expected returns by EUR 149 million.

In order to maintain consistency in definitions, starting in Q4 2008, the net impact of the fair value movements of guarantees and the related hedges in the Netherlands has been included in fair value items. Previously, differences in fair value between guarantees and related hedges, referenced as hedge ineffectiveness, were reported in gains/losses on investments. Results for prior years have been adjusted (see Financial supplement Q4 2008).

Lower bond and equity markets, as well as higher volatilities and lower interest rates negatively impacted the performance of certain products with guarantees reported at fair value. Those negative impacts were partly offset by a credit spread in the discount rates, a reflection of extremely dislocated and very illiquid markets. Products with guarantees at fair value contributed a total negative EUR 139 million to earnings. This includes mainly:

•

Net fair value losses on GMWB guarantees and related hedges in the Americas and the United Kingdom (EUR 280 million), segregated funds in Canada (EUR 201 million) and total return annuities (EUR 82 million);

•	Partially offset by EUR 425 million positive impact from hedge ineffectiveness in the Netherlands,.

Effectiveness of hedging was affected by extreme volatility in Q4, while higher implied volatilities impacted the valuation of guarantees.

Gains on investments

Gains on investments of EUR 136 million include primarily gains on derivatives considered as economic hedges at holding level and the Netherlands as well as realized gains on the sale of bonds, offset by lower real estate values in the Netherlands.

Impairment charges

Impairments of EUR 501 million included EUR 360 million on bonds/mortgages, primarily structured assets (subprime bonds EUR 100 million) and a number of corporate bonds in the Americas (EUR 158 million), as well as equity impairments (EUR 141 million). The impairments in corporate credit were driven by a number of small impairments. Equity investments are impaired when market values are 20% below cost price or when they are in an unrealized loss position for more than six months.

Tax

The tax benefit from the underlying loss, impairments and mark-to-market losses on the fair value items is more than offset by significant additional taxes related to cross border intercompany reinsurance transactions (EUR 300 million). These reinsurance treaties are accounted for at fair value in both tax jurisdictions, while gains in the United States are taxed at 35% and losses in Ireland are tax deductible at 12.5%. The driver of the tax losses in Ireland is credit spread widening. These tax losses are largely expected to reverse as the book matures and when credit spreads narrow.

Commissions and expenses

Commissions and expenses increased by 30% to EUR 1,863 million, primarily due to acceleration of DPAC amortization. Operating expenses increased by 7% to EUR 928 million, including several one-off items such as restructuring charges, redundancy charges and provisions.

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Sales

Total new life sales for the company were in line with Q3 2008, and decreased by 19% (at constant currency) to EUR 598 million compared to Q4 2007. With the exception of the UK and Spain, all countries recorded lower sales in Q4 compared to Q4 2007. New life sales in the Americas were down 43% in local currency, particularly due to lower bank-owned and corporate owned life insurance (BOLI/COLI) sales (down 83%). Economic conditions also affected the high net worth market as well as variable universal life sales in the middle market.

In Q4 2008 new life sales in the Netherlands decreased by 44% in local currency, primarily due to a 57% decline in pension sales, as Q4 2007 included several large contracts, while retail life sales held up reasonably well. New life sales in the United Kingdom increased by 5%, mainly driven by growth in the corporate pension market and individual annuities, offset by lower individual pension sales.

New life sales in Q4 declined 34% to EUR 58 million in Other countries. In Central & Eastern Europe, sales of recurring premium life insurance rose 13%. Single premium sales in Poland were sharply lower because of a decline in equity markets, driving down total new life sales in Central & Eastern Europe by 27%.

In Spain, sales of life insurance rose to EUR 23 million, due primarily to extraordinary activity, following changes in pension legislation. Sales through CAM, AEGON’s largest bank partner in Spain, tripled to EUR 77 million (on a 100% basis), as a result of a successful strategy to increase the insurance penetration ratio among their existing client base. In Asia, new life sales decreased to EUR 13 million as increased sales in China were more than offset by a decline in Taiwan.

SALES
EUR millions	Notes	Q4 2008	Q4 2007%		At constant currency %	FY 2008	FY 2007%		At constant currency %

New life sales
Life single premiums		2,327	3,447	(32)	(23)	10,532	14,414	(27)	(17)
Life recurring premiums annualized		366	456	(20)	(16)	1,578	1,833	(14)	(5)
Total recurring plus 1/10 single		598	800	(25)	(19)	2,631	3,274	(20)	(11)

New premium production accident and health insurance		161	178	(10)	(18)	614	680	(10)	(4)
New premium production general insurance		17	21	(19)	(14)	68	58	17	17

Gross deposits (on and off balance) by line of business
Fixed annuities		1,676	433	N.M.	N.M.	4,057	1,145	N.M.	N.M.
Variable annuities		590	640	(8)	(18)	2,636	2,743	(4)	3
Saving deposits		590	704	(16)	(16)	2,473	2,648	(7)	(7)
Retail mutual funds		501	598	(16)	(33)	2,698	2,248	20	26
Pensions and asset management		2,613	3,338	(22)	(28)	10,505	12,284	(14)	(9)
Institutional guaranteed products		5,963	3,881	54	46	18,380	23,458	(22)	(16)
Life reinsurance		0	0	0	0	2	2	0	50
Total gross deposits		11,933	9,594	24	17	40,751	44,528	(8)	(3)

Net deposits (on and off balance) by line of business
Fixed annuities		593	(759)	N.M.	N.M.	71	(4,388)	N.M.	N.M.
Variable annuities		(114)	(157)	27	27	(441)	(596)	26	20
Saving deposits		(535)	94	N.M.	N.M.	(699)	231	N.M.	N.M.
Retail mutual funds		(182)	266	N.M.	N.M.	590	797	(26)	(22)
Pensions and asset management		257	1,081	(76)	(86)	1,769	2,527	(30)	(28)
Institutional guaranteed products		1,679	(325)	N.M.	N.M.	2,185	3,981	(45)	(41)
Life reinsurance		(19)	(82)	77	79	(61)	(82)	26	21
Total net deposits		1,679	118	N.M.	N.M.	3,414	2,470	38	47

REVENUE GENERATING INVESTMENTS
		At Dec. 31 2008	At Sep. 30 2008%
Revenue generating investments (total)	6	331,844	350,756	(5)
Investments general account		130,481	131,738	(1)
Investments for account of policyholders		105,400	121,346	(13)
Off balance sheet investments third parties		95,963	97,672	(2)

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Deposits

Total gross on and off balance deposits for the company increased by 24% to EUR 11.9 billion in Q4. The increase is mainly a result of the continued growth in fixed annuity deposits and strong demand for synthetic guaranteed investment contracts (GICs) in the Americas during Q4 2008. In the pension business in the Americas, sales of retirement plans held up well. Variable annuity sales as well as asset management and mutual fund sales declined due to the volatility in the equity markets in Q4 2008. Sales of on balance guaranteed investment contracts in Q4 2008 increased by 46% in local currency. AEGON sees limited opportunities to grow spread-based business profitably in the foreseeable future and announced on February 17, 2009, its decision to downsize the portfolio of institutional spread-based products.

Gross deposits in Central & Eastern Europe increased 18%. Higher pension deposits in all country units, reflecting growth of the business as well as the incorporation of new acquisitions, were partly offset by lower production of mutual funds and third party asset management products in Hungary due to the decline of equity markets.

Deposits in Asia increased by EUR 148 million due to the newly acquired asset management business in China.

Net deposits for the company amounted to EUR 1.7 billion as a result of strong fixed annuity and synthetic guaranteed investment contracts deposits, partly offset by net outflows of savings deposits in the Netherlands. In Central & Eastern Europe, the pension business continued to report strong net inflows.

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Appendix I • Americas • The Netherlands • United Kingdom • Other countries

FINANCIAL OVERVIEW, Q4 GEOGRAPHICALLY

amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Holding, other activities & eliminations	Total EUR
		Underlying earnings before tax by line of business
227	18	Life and protection	176	(37)	22	(40)	0	121
(623)	0	Individual savings and retirement products	(416)	(20)	0	3	0	(433)
23	(23)	Pensions and asset management	20	169	(12)	2	0	179
131	0	Institutional products	100	0	0	0	0	100
(170)	0	Life reinsurance	(114)	0	0	0	0	(114)
0	3	Distribution	0	(22)	3	0	0	(19)
0	0	General insurance	0	(15)	0	12	0	(3)
		Interest charges and other					(17)	(17)
0	0	Share in net results of associates	0	0	0	6	(1)	5
(412)	(2)	Underlying earnings before tax	(234)	75	13	(17)	(18)	(181)
(1,330)	(15)	Over/(under) performance of fair value items	(933)	152	(19)	0	30	(770)
(1,742)	(17)	Operating earnings before tax	(1,167)	227	(6)	(17)	12	(951)

		Operating earnings before tax by line of business
113	18	Life and protection	96	26	22	(40)	0	104
(1,295)	0	Individual savings and retirement products	(885)	(20)	0	3	0	(902)
(11)	(23)	Pensions and asset management	(5)	258	(31)	2	0	224
(84)	0	Institutional products	(54)	0	0	0	0	(54)
(465)	0	Life reinsurance	(319)	0	0	0	0	(319)
0	3	Distribution	0	(22)	3	0	0	(19)
0	0	General insurance	0	(15)	0	12	0	(3)
		Interest charges and other					13	13
0	0	Share in net results of associates	0	0	0	6	(1)	5
(1,742)	(2)	Operating earnings before tax	(1,167)	227	(6)	(17)	12	(951)

(10)	(16)	Gains/(losses) on investments	(10)	84	(20)	(10)	92	136
(499)	2	Impairment charges	(355)	(68)	5	(49)	(34)	(501)
(1)	28	Other income/(charges)	(1)	0	36	1	2	38
(2,252)	12	Income before tax	(1,533)	243	15	(75)	72	(1,278)
393	(20)	Income tax	261	(119)	(26)	9	(29)	96
(1,859)	(8)	Net income	(1,272)	124	(11)	(66)	43	(1,182)

(279)	17	Net underlying earnings	(155)	80	19	(10)	(3)	(69)
(1,136)	2	Net operating earnings	(759)	129	0	(10)	17	(623)

Local knowledge. Global power. | Page 9 of 42

Americas

•	Underlying loss of USD 412 million, including USD 839 million impact from steep decline in equity markets and USD 145 million impact from higher volatility assumptions

•	Continued momentum in fixed annuity deposits, driving 11% increase in total value of new business; strong retirement plan sales; total net deposits USD 3.0 billion

•	Impact of USD 1.3 billion on earnings from fair value items, due to lower interest rates, lower equity markets, increased equity market volatility and underperformance of alternative assets

•	Impairments of USD 499 million; USD 184 million on structured assets; USD 232 million on corporate credit

Overview

Financial markets accelerated their negative trend in the fourth quarter and the economy showed signs of considerable contraction. Equity markets showed a steep decline, volatilities spiked, credit risk increased and credit spreads widened to an extent not seen before, while at the same time, government bond yields came down to historic lows.

Results in Q4 2008 in the Americas were significantly impacted by the financial markets turmoil. Underlying earnings were down primarily due to the impact of a more than 20% decline in equity markets on reserve strengthening, accelerated amortization of deferred acquisition costs and lower fees. Also, long-term assumptions for equity market volatility were increased, resulting in a negative impact of USD 145 million primarily in the variable annuity line of business. In Q4 2007, underlying results in the life business included a favorable USD 52 million contribution to earnings from the update of mortality assumptions.

Fair value items showed a considerable underperformance of USD 1.3 billion, driven by alternative investment returns, the impact from an increase in implied volatility and lower interest rates on fair valuation of guarantees, hedge ineffectiveness and wider credit spreads.

Results in the Americas also included USD 499 million of impairments, including USD 184 million of structured asset impairments, primarily securities backed by subprime mortgages. Impairments of corporate bonds were concentrated in the high yield portfolio and were driven by a number of small impairments.

Sales of individual savings and retirement products rose sharply, driven by continued demand for fixed annuities. New life sales were down in all lines of business, however, particularly in BOLI/COLI (bank-owned/corporate-owned life insurance). Value of new business was up 11%, primarily due to higher fixed annuity sales.

Underlying earnings before tax

AEGON reported an underlying loss before tax in the Americas for Q4 2008 of USD 412 million:

•

Earnings from Life & Protection declined 39% compared to Q4 2007 to USD 227 million. The decline in equity markets led to a charge of USD 65 million. In Q4 2007 underlying earnings included a favorable USD 52 million from updated mortality assumptions;

•

Individual Savings & Retirement earnings were a loss of USD 623 million, due to the equity markets impact on minimum guarantee reserve strengthening and accelerated DPAC amortization (in total USD 587 million). Long-term assumptions for equity market volatility were increased, a one-off negative impact of USD 135 million. Earnings also include a charge of USD 40 million related to intangible assets from the acquisition of Merrill Lynch’s life insurance businesses;

•	Pensions & Asset Management earnings decreased to USD 23 million, a result of lower fees from declined asset balances;

•

Earnings from the Institutional business were down 4% to USD 131 million on lower BOLI/COLI earnings. A decrease in short-term rates continued to produce strong positive spreads on institutional guaranteed products;

•

In the Life Reinsurance business the underlying loss amounted to USD 170 million, including a USD 150 million due to the equity markets impact on minimum guarantee reserve strengthening, and an USD 45 million asset write-off.

Local knowledge. Global power. | Page 10 of 42

Net income

AEGON reported a net loss for Q4 of USD 1,859 million in the Americas, including three significant items: underperformance of fair value items (USD 1.3 billion), impairment charges (USD 499 million) and a tax charge (USD 429 million).

The underperformance of fair value items comprised a number of different elements:

•

Total fair value investments underperformed by USD 531 million as a result of alternative assets underperforming expected long-term returns and underperformance of credit derivatives and adjustments on other credit-related instruments;

•

Lower interest rates, declining equity markets, increased equity market volatility and widening credit spreads contributed to a USD 798 million lower mark-to-market valuation for GMWB guarantees, total return annuities and Canadian segregated funds. The valuation of the fair value of liability guarantees includes sharply increased equity volatilities, as well as discount rates including a credit spread, a reflection of extremely dislocated and very illiquid markets.

Total impairment charges in the Americas during Q4 totaled USD 499 million. These impairments include USD 184 million of impairments on mortgage backed securities, of which the majority is backed by subprime hybrid adjustable rate mortgages. Net impairments on corporate bonds were USD 232 million. Other impairments include equity and commercial mortgage loan impairments.

The tax benefit from the underlying loss, impairments and mark-to-market losses on the fair value items was more than offset by significant additional taxes related to cross border intercompany reinsurance transactions (USD 429 million). These reinsurance treaties are accounted for at fair value in both tax jurisdictions, while gains in the United States are taxed at 35% and losses in Ireland are tax deductible at 12.5%. The driver of the tax losses in Ireland is credit spread widening. These tax losses are largely expected to reverse as the book matures and when credit spreads narrow.

Commissions and expenses

Total commissions and expenses increased 46% in Q4, primarily due to accelerated DPAC amortization following lower equity markets. Q4 operating expenses were level with operating expenses last year.

Sales and deposits

Total new life sales in the Americas were down 43% in the quarter, driven primarily by a decline in the BOLI/COLI business. Activity in the BOLI/COLI market has declined significantly as a result of the current financial crisis. Life reinsurance and life sales were down as well compared to last year, but were in line with Q3 2008 sales. However, the economic downturn continues to impact sales of both high net worth and equity-indexed universal life products in the middle market.

Total gross deposits were up 21% compared to last year on continued growth in fixed annuity sales (USD 2.3 billion) and strong demand for synthetic guaranteed investment contracts. In the pension and asset management business, sales of retirement plans came in strong, while total pension deposits were down in particular due to lack of terminal funding sales.

Managed assets clearly declined because of financial market turmoil, which also affected mutual fund sales as well as variable annuity deposits. Compared with Q4 2007 variable annuity deposits were down 17%.

Sales of accident and health products were in line with sales in Q3 2008.

Value of new business

The value of new business (VNB) in the Americas amounted to USD 167 million, and the internal rate of return (IRR) was 12.4%, both driven primarily by strong fixed annuity production. The VNB and IRR were negatively affected by hedge costs in the variable annuity business. Please refer to page 28 for more detailed information on VNB.

Revenue generating investments

AEGON’s total revenue generating investments at the end of December 2008 totaled USD 286 billion, down 6% from three months earlier, on lower financial markets.

Local knowledge. Global power. | Page 11 of 42

AMERICAS - EARNINGS
USD millions	Notes	Q4 2008	Q4 2007%		FY 2008	FY 2007%
Underlying earnings before tax by line of business
Life		159	287	(45)	769	847	(9)
Accident and health		68	86	(21)	363	428	(15)
Life and protection		227	373	(39)	1,132	1,275	(11)
Fixed annuities		86	91	(5)	368	366	1
Variable annuities		(709)	52	N.M.	(587)	288	N.M.
Retail mutual funds		0	6	N.M.	8	21	(62)
Individual savings and retirement products		(623)	149	N.M.	(211)	675	N.M.
Pensions and asset management		23	36	(36)	150	166	(10)
Institutional guaranteed products		127	107	19	544	374	45
BOLI/COLI		4	30	(87)	50	81	(38)
Institutional products		131	137	(4)	594	455	31
Life reinsurance		(170)	27	N.M.	(93)	156	N.M.
Share in net results of associates		0	1	N.M.	1	0	N.M.
Underlying earnings before tax		(412)	723	N.M.	1,573	2,727	(42)
Over/(under) performance of fair value items		(1,330)	7	N.M.	(2,434)	149	N.M.
Operating earnings before tax		(1,742)	730	N.M.	(861)	2,876	N.M.
Operating earnings before tax by line of business
Life		70	291	(76)	593	883	(33)
Accident and health		43	91	(53)	321	443	(28)
Life and protection		113	382	(70)	914	1,326	(31)
Fixed annuities		(110)	112	N.M.	(68)	486	N.M.
Variable annuities		(1,185)	17	N.M.	(1,289)	205	N.M.
Retail mutual funds		0	6	N.M.	8	22	(64)
Individual savings and retirement products		(1,295)	135	N.M.	(1,349)	713	N.M.
Pensions and asset management		(11)	46	N.M.	91	188	(52)
Institutional guaranteed products		(76)	99	N.M.	(15)	379	N.M.
BOLI/COLI		(8)	34	N.M.	26	85	(69)
Institutional products		(84)	133	N.M.	11	464	(98)
Life reinsurance		(465)	33	N.M.	(529)	185	N.M.
Share in net results of associates		0	1	N.M.	1	0	N.M.
Operating earnings before tax		(1,742)	730	N.M.	(861)	2,876	N.M.

Gains/(losses) on investments		(10)	172	N.M.	(103)	376	N.M.
Impairment charges		(499)	(21)	N.M.	(1,138)	(65)	N.M.
Other income/(charges)		(1)	0	N.M.	6	0	N.M.
Income before tax		(2,252)	881	N.M.	(2,096)	3,187	N.M.
Income tax		393	(284)	N.M.	74	(1,003)	N.M.
Net income		(1,859)	597	N.M.	(2,022)	2,184	N.M.

Net underlying earnings		(279)	555	N.M.	1,143	2,003	(43)
Net operating earnings		(1,136)	558	N.M.	(491)	2,098	N.M.

Commissions and expenses		1,451	993	46	4,961	4,569	9
of which operating expenses		527	525	0	2,167	2,124	2

For the amounts in euro see the Financial Supplement.

Local knowledge. Global power. | Page 12 of 42

AMERICAS - SALES
USD millions	Notes	Q4 2008	Q4 2007%		FY 2008	FY 2007%
New life sales
Life single premiums		262	1,095	(76)	931	2,509	(63)
Life recurring premiums annualized		179	252	(29)	852	1,025	(17)
Total recurring plus 1/10 single		205	362	(43)	945	1,276	(26)

Life		138	204	(32)	669	742	(10)
BOLI/COLI		15	90	(83)	36	207	(83)
Life reinsurance		52	68	(24)	240	327	(27)
Total recurring plus 1/10 single		205	362	(43)	945	1,276	(26)

New premium production accident and health insurance		205	249	(18)	870	898	(3)

Gross deposits (on and off balance) by line of business
Fixed annuities		2,328	610	N.M.	5,947	1,567	N.M.
Variable annuities		747	900	(17)	3,680	3,723	(1)
Retail mutual funds		396	796	(50)	2,813	2,865	(2)
Pensions and asset management		2,771	3,790	(27)	12,987	13,675	(5)
Institutional guaranteed products		8,075	5,772	40	26,945	32,097	(16)
Life reinsurance		1	0	N.M.	4	3	33
Total gross deposits		14,318	11,868	21	52,376	53,930	(3)

Net deposits (on and off balance) by line of business
Fixed annuities		896	(1,124)	N.M.	103	(6,004)	N.M.
Variable annuities		(150)	(249)	40	(811)	(844)	4
Retail mutual funds		(219)	350	N.M.	778	964	(19)
Pensions and asset management		24	1,292	(98)	2,660	4,107	(35)
Institutional guaranteed products		2,433	(343)	N.M.	3,203	5,447	(41)
Life reinsurance		(25)	(112)	78	(89)	(112)	21
Total net deposits		2,959	(186)	N.M.	5,844	3,558	64

REVENUE GENERATING INVESTMENTS
		At Dec. 31 2008	At Sep. 30 2008%
Revenue generating investments (total)	6	286,167	304,706	(6)
Investments general account		120,790	127,130	(5)
Investments for account of policyholders		58,943	68,420	(14)
Off balance sheet investments third parties		106,434	109,156	(2)

For the amounts in euro see the Financial Supplement.

Local knowledge. Global power. | Page 13 of 42

The Netherlands

•	Underlying earnings declined 31% to EUR 75 million

•	Life sales down 44%, due to a standstill in group pension market; retail sales held up well

Overview

The Netherlands reported a net income in Q4 of EUR 124 million. Underlying earnings were down 31% to EUR 75 million compared to Q4 2007. The positive impact of an exceptional dividend received and better technical results in the pension business was more than offset by decreases in investment income as well as (one-off) charges in other lines of business. These charges include system and project related expenses, restructuring charges and adverse technical results.

Fair value items overperformed long-term expectations by EUR 152 million. Fair value items include:

a)	Under/overperformance of assets held at fair value through profit and loss, backing liabilities of a specific portfolio of group pension contracts held in the general account;

b)	Differences in fair value between guarantees and related hedges, referenced as hedge ineffectiveness, previously reported in gains/losses on investments;

c)	Private equity investments.

Impairments were EUR 68 million, while investment gains amounted to EUR 84 million.

Underlying earnings before tax

•	Life reported a loss of EUR 34 million on lower investment income and higher costs, including EUR 27 million of system and project related expenses as well as slightly lower technical results;

•	In Accident and Health the underlying loss came in at EUR 3 million, due to higher claims, lower investment income and higher expenses;

•

Earnings in the Savings business came in at a loss of EUR 20 million. Competition in the savings market is fierce, putting pressure on margins and volumes. Q4 2007 earnings included EUR 15 million of non-recurring accelerated amortization of deferred costs;

•	Earnings from Pensions & Asset Management amounted to EUR 169 million, the result of an exceptional EUR 75 million dividend and better technical results of EUR 37 million;

•

Earnings from Distribution include an exceptional restructuring charge of EUR 21 million. Also, the slowdown in the real estate market led to lower overall revenues. Earnings in Q4 2007 included a one-off charge of EUR 12 million related to the harmonization of claw back provisions of the Unirobe Meeùs Groep;

•	General insurance earnings were down, mainly due to higher claims, lower investment income and expenses to improve and grow the business.

Net income

Fair value items include the under/overperformance on assets held at fair value through profit and loss, backing liabilities of a specific portfolio of group pension contracts held in the general account. In Q4 these assets underperformed long-term expected returns by EUR 149 million. Private equity investments, included in fair value items, significantly underperformed long term excepted return by EUR 124 million.

Also, in order to maintain consistency in definitions, starting in Q4 2008, the net impact of the fair value movements of guarantees and the related hedges has been included in fair value items. Previously, differences in fair value between guarantees and related hedges, referenced as hedge ineffectiveness, were reported in gains/losses on investments. Earnings include a EUR 425 million positive impact from hedge ineffectiveness.

The valuation of the fair value of liability guarantees includes sharply increased interest rate and equity volatilities, as well as discount rates including a credit spread, a reflection of extremely dislocated and very illiquid markets.

Impairments of EUR 68 million were primarily related to equities and high yield bonds.

Investment gains amounted to EUR 84 million and include gains on derivatives considered as economic hedges and realized gains on the sale of bonds, offset by lower real estate values.

Local knowledge. Global power. | Page 14 of 42

Commissions and expenses

Commissions and expenses increased by 5%, due primarily to higher operating expenses. Operating expenses increased as a result of a one-time restructuring charge of EUR 21 million as well as a one-off EUR 27 million of system and project related expenses, while Q4 2007 included a total EUR 27 million of one-time charges in the Savings and Distribution businesses.

Sales and deposits

Group pension sales declined significantly during the quarter – the result of market volatility and clients’ increased reluctance to take decisions. At the same time, the Dutch group pension market has become increasingly competitive. Renewal rates did, however, continue to improve. Sales figures for Q4 2007 also included several large contracts.

Sales of both single and regular premium individual life products held up reasonably well with a decline of 13%. Lower expiring deferred annuities resulted in lower sales of immediate annuities. Regular premium production declined as there is less appetite in the market for universal life products. During the year, life production increased 3%, while the Dutch life market contracted by an estimated 1% in 2008.

Sales in accident & health were stable, mainly due to a saturated market. Alternative disability products have been successfully introduced, and partly offset the decline in WIA (the disability product introduced in 2006) sales during the quarter. Sales of general insurance products were in line with Q3 2008.

Gross deposits were down by 10% compared with Q4 2007, due to fierce competition. Net deposits showed a decline as well, as clients withdrew balances in excess of the State guaranteed level of EUR 100,000 per account as concerns about the stability of banks, in general, increased.

Value of new business

The value of new business (VNB) increased to EUR 13 million and the internal rate of return improved to 10.8%, primarily as a result of a change in business mix.

Please refer to page 28 for more detailed information on VNB.

Revenue generating investments

At the end of December 2008, revenue generating investments totaled EUR 63 billion; flat compared to September 2008 levels.

Local knowledge. Global power. | Page 15 of 42

THE NETHERLANDS - EARNINGS
EUR millions	Notes	Q4 2008	Q4 2007%		FY 2008	FY 2007%
Underlying earnings before tax by line of business
Life		(34)	53	N.M.	43	189	(77)
Accident and health		(3)	8	N.M.	23	39	(41)
Life and protection		(37)	61	N.M.	66	228	(71)
Saving products		(20)	(14)	(43)	(14)	0	N.M.
Individual savings and retirement products		(20)	(14)	(43)	(14)	0	N.M.
Pensions and asset management		169	62	173	308	163	89
Distribution		(22)	(7)	N.M.	3	16	(81)
General insurance		(15)	5	N.M.	8	8	0
Share in net results of associates		0	2	N.M.	7	3	133
Underlying earnings before tax		75	109	(31)	378	418	(10)
Over/(under) performance of fair value items		152	(148)	N.M.	(165)	(381)	57
Operating earnings before tax		227	(39)	N.M.	213	37	N.M.
Operating earnings before tax by line of business
Life		29	36	(19)	75	141	(47)
Accident and health		(3)	8	N.M.	23	39	(41)
Life and protection		26	44	(41)	98	180	(46)
Saving products		(20)	(14)	(43)	(14)	0	N.M.
Individual savings and retirement products		(20)	(14)	(43)	(14)	0	N.M.
Pensions and asset management		258	(69)	N.M.	111	(170)	N.M.
Distribution		(22)	(7)	N.M.	3	16	(81)
General insurance		(15)	5	N.M.	8	8	0
Share in net results of associates		0	2	N.M.	7	3	133
Operating earnings before tax		227	(39)	N.M.	213	37	N.M.

Gains/(losses) on investments		84	132	(36)	20	465	(96)
Impairment charges		(68)	0	N.M.	(138)	(24)	N.M.
Other income/(charges)		0	0	0	0	30	N.M.
Income before tax		243	93	161	95	508	(81)
Income tax		(119)	2	N.M.	(1)	98	N.M.
Net income		124	95	31	94	606	(84)
Net underlying earnings		80	96	(17)	326	339	(4)
Net operating earnings		129	(23)	N.M.	139	41	N.M.
Commissions and expenses		376	357	5	1,269	1,188	7
of which operating expenses		297	267	11	934	843	11

Local knowledge. Global power. | Page 16 of 42

THE NETHERLANDS - SALES

EUR millions	Notes	Q4 2008	Q4 2007%		FY 2008	FY 2007%
New life sales
Life single premiums		225	287	(22)	1,324	1,354	(2)
Life recurring premiums annualized		18	44	(59)	86	124	(31)
Total recurring plus 1/10 single		41	73	(44)	219	260	(16)

Life		20	23	(13)	97	94	3
Pensions		21	49	(57)	122	166	(27)
Total recurring plus 1/10 single		41	73	(44)	219	260	(16)

New premium production accident and health insurance		4	4	0	15	18	(17)
New premium production general insurance		7	6	17	28	26	8

Gross deposits (on and off balance) by line of business
Saving deposits		590	704	(16)	2,473	2,648	(7)
Pensions and asset management		83	41	102	228	390	(42)
Total gross deposits		673	745	(10)	2,701	3,038	(11)

Net deposits (on and off balance) by line of business
Saving deposits		(535)	95	N.M.	(699)	232	N.M.
Pensions and asset management		14	(119)	N.M.	(38)	(1,256)	97
Total net deposits		(521)	(24)	N.M.	(737)	(1,024)	28

REVENUE GENERATING INVESTMENTS
		At Dec. 31 2008	At Sep. 30 2008%
Revenue generating investments (total)	6	63,079	63,310	(0)
Investments general account		32,163	31,455	2
Investments for account of policyholders		19,133	19,566	(2)
Off balance sheet investments third parties		11,783	12,289	(4)

Local knowledge. Global power. | Page 17 of 42

United Kingdom

•	Underlying earnings before tax declined to GBP 13 million, mainly on lower fund related charges in the pension business

•	Continued strong new life sales, up 5%

•	Higher margins lead to further increase in value of new business

Overview

Lower corporate bond and equity markets led to a decline in earnings from the United Kingdom. New life sales held up well with strong sales of group pensions, annuities and unit-linked bonds. Value of new business also continued its recent strong growth, a result primarily of a shift in business mix to higher margin products.

Underlying earnings before tax

Underlying earnings before tax declined in Q4 to GBP 13 million, due primarily to the impact of lower equity and corporate bond markets on fund related charges in AEGON’s unit linked pension business.

•	Earnings from Life & Protection decreased GBP 3 million to GBP 18 million as strong underlying growth was masked by a one-off benefit in the comparable quarter last year;

•	A GBP 8 million loss from Pensions & Asset Management was the result mainly of lower fund related charges;

•	Distribution activities saw an increase in earnings to GBP 3 million as a result of cost containment and a release of incentive payments reserves.

Net income

Lower underlying earnings, underperformance of fair value items and losses on investments are the main drivers of the net loss of GBP 8 million in Q4. The fair value increase of guarantees embedded in the ‘Five-for Life’ variable annuity product resulted, net of hedging, in a loss of GBP 15 million. In addition, losses on investments amounted to GBP 16 million, an accounting loss on a derivative instrument for which hedge accounting could no longer be applied.

Commissions and expenses

Total commissions and expenses were down 2% due to a change in business mix. Operating expenses increased by 5% to GBP 114 million, mainly as a result of investments in the business and restructuring costs. As part of the group-wide cost savings program, operating expenses are expected to be reduced in 2009.

Sales and deposits

In Q4 2008, AEGON had a 10% market share in the life market in the United Kingdom (9% for full year 2008). New life sales continue to be strong in Q4, up 5% at GBP 289 million. Higher sales of annuities and group pensions were partly offset by weaker individual pension sales.

•

Life annualized premium production increased 35% to GBP 66 million, mainly as a result of continued strong sales of annuities in Q4, as AEGON continued its focus on the rapidly-growing at-retirement market;

•

Sales of pensions declined 2% in Q4 to GBP 223 million, mainly due to lower individual pension sales. However, sales of group pensions and unit-linked bonds continued to be strong (see Financial Supplement for more detail).

Total deposits declined to GBP 152 million as continued turmoil on world financial markets resulted in lower sales of retail mutual funds and third party managed assets.

Value of new business

The value of new business (VNB) increased 25% to GBP 50 million, as margins showed further improvement in Q4. AEGON’s strategy in the United Kingdom is to move more of its business to high-margin areas, such as annuities. As a result, the internal rate of return on new business in the United Kingdom rose to 14.0%.

Please refer to page 28for more detailed information on VNB.

Revenue generating investments

At the end of December 2008, revenue generating investments totaled GBP 47.1 billion, a decline of 1% from GBP 47.6 billion at the end of Q3 2008. The decrease reflects mainly the weakness in equity markets.

Local knowledge. Global power. | Page 18 of 42

UNITED KINGDOM - EARNINGS
GBP millions	Notes	Q4 2008	Q4 2007%		FY 2008	FY 2007%
Underlying earnings before tax by line of business *)
Life		18	21	(14)	46	54	(15)
Life and protection		18	21	(14)	46	54	(15)
Pensions and asset management		(8)	36	N.M.	68	138	(51)
Distribution		3	(10)	N.M.	(1)	(7)	86
Share in net results of associates		0	0	0	0	1	N.M.
Underlying earnings before tax		13	47	(72)	113	186	(39)
Over/(under) performance of fair value items		(15)	0	N.M.	(15)	0	N.M.
Operating earnings before tax		(2)	47	N.M.	98	186	(47)

Operating earnings before tax by line of business
Life		18	21	(14)	46	54	(15)
Life and protection		18	21	(14)	46	54	(15)
Pensions and asset management		(23)	36	N.M.	53	138	(62)
Distribution		3	(10)	N.M.	(1)	(7)	86
Share in net results of associates		0	0	0	0	1	N.M.
Operating earnings before tax		(2)	47	N.M.	98	186	(47)

Gains/(losses) on investments		(16)	1	N.M.	(17)	(5)	N.M.
Impairment charges		2	(2)	N.M.	(18)	(3)	N.M.
Other income/(charges)	9	28	(17)	N.M.	(14)	5	N.M.
Income before tax		12	29	(59)	49	183	(73)
Income tax attributable to policyholder return		(28)	18	N.M.	14	(5)	N.M.
Income before income tax on shareholders return		(16)	47	N.M.	63	178	(65)
Income tax on shareholders return		8	(3)	N.M.	1	5	(80)
Net income		(8)	44	N.M.	64	183	(65)
Net underlying earnings		17	43	(60)	104	188	(45)
Net operating earnings		2	43	(95)	89	188	(53)
Commissions and expenses		173	177	(2)	662	647	2
of which operating expenses		114	109	5	414	391	6

For the amounts in euro see the Financial Supplement.

Local knowledge. Global power. | Page 19 of 42

UNITED KINGDOM - SALES
GBP millions	Notes	Q4 2008	Q4 2007%		FY 2008	FY 2007%
New life sales	10
Life single premiums		1,548	1,555	(0)	6,470	6,984	(7)
Life recurring premiums annualized		134	120	12	575	484	19
Total recurring plus 1/10 single		289	276	5	1,222	1,183	3

Life		66	49	35	251	210	20
Pensions		223	227	(2)	971	973	(0)
Total recurring plus 1/10 single		289	276	5	1,222	1,183	3

Gross deposits (on and off balance) by line of business
Pensions and asset management		152	343	(56)	542	903	(40)
Total gross deposits		152	343	(56)	542	903	(40)
Net deposits (on and off balance) by line of business
Pensions and asset management		11	144	(92)	(322)	282	N.M.
Total net deposits		11	144	(92)	(322)	282	N.M.

REVENUE GENERATING INVESTMENTS
		At Dec. 31 2008	At Sep. 30 2008%
Revenue generating investments (total)	6	47,122	47,565	(1)
Investments general account		4,964	4,678	6
Investments for account of policyholders		39,869	40,587	(2)
Off balance sheet investments third parties		2,289	2,300	(0)

For the amounts in euro see the Financial Supplement.

Local knowledge. Global power. | Page 20 of 42

Other Countries

•	Underlying loss before tax of EUR 17 million – including a DPAC charge of EUR 43 million

•	Continued strong pension deposits in Central & Eastern Europe and retail mutual fund sales in China

Overview

Earnings from Other countries were affected by an accelerated DPAC amortization and equity impairments in Taiwan. Deposits rose sharply, a result of the new asset management joint venture in China and continued strong growth in the company’s pension business in Central & Eastern Europe. Life sales were 34% lower, as declining equity markets impacted single premium unit-linked sales in Poland and sales in Asia.

Underlying earnings before tax

Underlying earnings before tax from Other countries declined to a negative of EUR 17 million in Q4.

•

Earnings from Life & Protection were severely impacted by an accelerated amortization of deferred acquisition costs in Taiwan of EUR 43 million, a reflection of a decline in interest rates and equity markets. Central & Eastern Europe and Spain, however, contributed resilient positive results;

•	The asset management joint venture in China performed well. As a result, earnings from mutual funds increased to EUR 2 million;

•	Earnings from General insurance were higher because of lower claims and a EUR 2 million reserve release in Hungary;

•

Earnings from associate companies declined as a higher contribution from CAM, AEGON’s Spanish associate, were more than offset by additional start-up costs at AEGON’s joint ventures in India and a lower contribution from La Mondiale, AEGON’s French partner.

Net income

The net loss of EUR 66 million in Q4 for Other countries includes an equity impairment of EUR 45 million, more than offsetting positive results in Central & Eastern Europe and Spain. Sales of investments resulted in losses on investments of EUR 10 million.

Commissions and expenses

Commissions and expenses rose 45% in Q4 to EUR 175 million.

•	Operating expenses increased 25% as a result of continued growth in AEGON’s pension business in Central & Eastern Europe and further investment in the company’s bank distribution operations in Spain;

•	Commissions, meanwhile, were down 24%;

•	Accelerated amortization of DPAC in Taiwan lead to an additional one-time amortization of EUR 43 million;

•	Deferred expenses declined, primarily because of lower production in Taiwan.

Excluding the DPAC charge in Taiwan, commissions and expenses increased only 9% to EUR 132 million.

Sales and deposits

New life sales in Q4 2008 declined 34% to EUR 58 million.

•

In Central & Eastern Europe, sales of recurring premium life insurance rose 13% thanks to particularly strong performances in the Czech Republic and Slovakia. Single premium sales in Poland were sharply lower, however, because of the declining equity market. Total new life sales in Central & Eastern Europe amounted to EUR 22 million, down 27%;

•	In Spain, sales of life insurance rose to EUR 22 million, due primarily to the extraordinary activity in AEGON’s Spanish life business, following changes in pension legislation;

•

AEGON’s largest bank partner in Spain, which is an associate and therefore not consolidated, tripled sales to EUR 77 million (on a 100% basis), as a result of a successful strategy to increase the insurance penetration ratio among their existing client base;

•	In Asia, new life sales decreased to EUR 13 million as increased sales in China were more than offset by a decline in Taiwan.

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Gross deposits rose 77% in Q4 2008 to EUR 394 million. Net deposits were, although down 24%, positive at EUR 90 million. The increase in gross deposits reflects:

•	The continued strong performance of AEGON’s asset management joint venture in China.

•	Strong growth in the company’s pension business in Central & Eastern Europe.

General insurance

Non-life sales in Hungary declined to EUR 11 million as a result of continued focus on writing profitable business in an increasingly competitive environment.

Value of new business

The value of new business (VNB) from Other countries decreased by 36% to EUR 36 million primarily as a result of lower sales. In Asia, the decrease in VNB was mainly a reflection of lower sales. In Central & Eastern Europe, VNB declined on the back of lower sales in Hungary and Poland, as weak equity markets continued to impact sales levels. In Spain, VNB increased mainly as a result of higher sales in CAM and positive changes in the business mix.

The internal rate of return in Asia rose to 15.8% as a result of a change in product mix. The reduction of the internal rate of return to 29.8% in Central & Eastern Europe is mainly a reflection of lower sales in Poland. In Spain, AEGON’s bank distribution partnerships continued to deliver high rates of return.

Please refer to page 28 for more detailed VNB information.

Revenue generating investments

Continued strong growth of the underlying businesses resulted in 2008 year-end revenue generating investments of EUR 13.6 billion, a decline of 4% from the end of Q3 2008.

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OTHER COUNTRIES - EARNINGS
EUR millions	Notes	Q4 2008	Q4 2007%		FY 2008	FY 2007%
Underlying earnings before tax by line of business *)
Life		(41)	5	N.M.	11	53	(79)
Accident and health		1	0	N.M.	5	4	25
Life and protection		(40)	5	N.M.	16	57	(72)
Variable annuities		0	0	0	(1)	0	N.M.
Saving products		0	0	0	0	(1)	N.M.
Retail mutual funds		3	2	50	13	4	N.M.
Individual savings and retirement products		3	2	50	12	3	N.M.
Pensions and asset management		2	(1)	N.M.	12	11	9
General insurance		12	8	50	37	39	(5)
Share in net results of associates		6	8	(25)	16	32	(50)
Underlying earnings before tax		(17)	22	N.M.	93	142	(35)

Gains/(losses) on investments		(10)	1	N.M.	(10)	14	N.M.
Impairment charges		(49)	0	N.M.	(68)	0	N.M.
Other income/(charges)		1	1	0	1	0	N.M.
Income before tax		(75)	24	N.M.	16	156	(90)
Income tax		9	(32)	N.M.	(25)	(83)	70
Net income		(66)	(8)	N.M.	(9)	73	N.M.
Net underlying earnings		(10)	(10)	0	64	60	7
Net operating earnings		(10)	(10)	0	64	60	7
Commissions and expenses		175	121	45	494	372	33
of which operating expenses		66	53	25	211	177	19

*)	In Other countries, underlying earnings equals operating earnings.

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OTHER COUNTRIES - SALES
EUR millions	Notes	Q4 2008	Q4 2007%		FY 2008	FY 2007%
New life sales	10
Life single premiums		69	199	(65)	445	1,013	(56)
Life recurring premiums annualized		52	69	(25)	189	252	(25)
Total recurring plus 1/10 single		58	88	(34)	233	353	(34)

Life		58	88	(34)	232	352	(34)
Saving products		0	0	0	1	1	0
Total recurring plus 1/10 single		58	88	(34)	233	353	(34)

New premium production accident and health insurance		2	1	100	6	6	0
New premium production general insurance		10	15	(33)	40	32	25

Gross deposits (on and off balance)
Variable annuities		10	18	(44)	126	22	N.M.
Retail mutual funds		173	43	N.M.	779	154	N.M.
Pensions and asset management		211	162	30	737	579	27
Total gross deposits		394	223	77	1,642	755	117

Net deposits (on and off balance)
Variable annuities		5	17	(71)	113	20	N.M.
Retail mutual funds		(56)	18	N.M.	59	93	(37)
Pensions and asset management		141	83	70	397	368	8
Total net deposits		90	118	(24)	569	481	18

REVENUE GENERATING INVESTMENTS
		At Dec. 31 2008	At Sep. 30 2008%
Revenue generating investments (total)	6	13,609	14,154	(4)
Investments general account		6,243	5,399	16
Investments for account of policyholders		2,067	2,600	(21)
Off balance sheet investments third parties		5,299	6,155	(14)

Local knowledge. Global power. | Page 24 of 42

Appendix II - Tables

FINANCIAL OVERVIEW, FULL YEAR GEOGRAPHICALLY
					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Holding, other activities & eliminations	Total EUR
		Underlying earnings before tax by line of business
1,132	46	Life and protection	771	66	58	16	0	911
(211)	0	Individual savings and retirement products	(144)	(14)	0	12	0	(146)
150	53	Pensions and asset management	103	308	85	12	0	508
594	0	Institutional products	405	0	0	0	0	405
(93)	0	Life reinsurance	(63)	0	0	0	0	(63)
0	(1)	Distribution	0	3	(2)	0	0	1
0	0	General insurance	0	8	0	37	0	45
		Interest charges and other					(112)	(112)
1	0	Share in net results of associates	1	7	0	16	0	24
1,573	98	Underlying earnings before tax	1,073	378	141	93	(112)	1,573
(2,434)	(15)	Over/(under) performance of fair value items	(1,660)	(165)	(19)	0	225	(1,619)
(861)	83	Operating earnings before tax	(587)	213	122	93	113	(46)

		Operating earnings before tax by line of business
914	46	Life and protection	623	98	58	16	0	795
(1,349)	0	Individual savings and retirement products	(920)	(14)	0	12	0	(922)
91	53	Pensions and asset management	62	111	66	12	0	251
11	0	Institutional products	8	0	0	0	0	8
(529)	0	Life reinsurance	(361)	0	0	0	0	(361)
0	(1)	Distribution	0	3	(2)	0	0	1
0	0	General insurance	0	8	0	37	0	45
		Interest charges and other					113	113
1	0	Share in net results of associates	1	7	0	16	0	24
(861)	98	Operating earnings before tax	(587)	213	122	93	113	(46)

(103)	(17)	Gains/(losses) on investments	(71)	20	(21)	(10)	117	35
(1,138)	(18)	Impairment charges	(776)	(138)	(22)	(68)	(34)	(1,038)
6	(14)	Other income/(charges)	4	0	(17)	1	0	(12)
(2,096)	49	Income before tax	(1,430)	95	62	16	196	(1,061)
74	15	Income tax	51	(1)	18	(25)	(64)	(21)
(2,022)	64	Net income	(1,379)	94	80	(9)	132	(1,082)

1,143	104	Net underlying earnings	780	326	131	64	(67)	1,234
(491)	89	Net operating earnings	(335)	139	112	64	89	69

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NET UNDERLYING EARNINGS GEOGRAPHICALLY
EUR millions	Notes	Q4 2008	Q4 2007%		FY 2008	FY 2007%
Americas		(155)	387	N.M.	780	1,464	(47)
The Netherlands	11	80	96	(17)	326	339	(4)
United Kingdom		19	61	(69)	131	275	(52)
Other countries		(10)	(10)	0	64	60	7
Holding and other		(3)	(18)	83	(67)	(105)	36
Net underlying earnings		(69)	516	N.M.	1,234	2,033	(39)

OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS
EUR millions
Operating earnings before tax		(951)	522	N.M.	(46)	2,367	N.M.
(Over)/under performance of fair value items - Americas		933	(3)	N.M.	1,660	(109)	N.M.
(Over)/under performance of fair value items - The Netherlands	11	(152)	148	N.M.	165	381	(57)
(Over)/under performance of fair value items - United Kingdom		19	—	N.M.	19	—	N.M.
(Over)/under performance of fair value items - Holding and other		(30)	—	N.M.	(225)	—	N.M.
Underlying earnings before tax		(181)	667	N.M.	1,573	2,639	(40)

Net underlying earnings		(69)	516	N.M.	1,234	2,033	(39)

AMERICAS - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS
USD millions
Over/(under) performance of fair value items by line of business
Life and protection		(114)	8	N.M.	(218)	51	N.M.
Individual savings and retirement products		(672)	(15)	N.M.	(1,138)	38	N.M.
Pensions and asset management		(34)	11	N.M.	(59)	22	N.M.
Institutional products		(215)	(3)	N.M.	(583)	9	N.M.
Life reinsurance		(295)	6	N.M.	(436)	29	N.M.
Total over/(under) performance of fair value items		(1,330)	7	N.M.	(2,434)	149	N.M.

Total over/(under) performance of fair value items in EUR		(933)	3	N.M.	(1,660)	109	N.M.

THE NETHERLANDS - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS
EUR millions	11
Over/(under) performance of fair value items by line of business
Life and protection		63	(17)	N.M.	32	(48)	N.M.
Pensions and asset management		89	(131)	N.M.	(197)	(333)	41
Total over/(under) performance of fair value items		152	(148)	N.M.	(165)	(381)	57

UNITED KINGDOM - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS
GBP millions
Over/(under) performance of fair value items by line of business
Pensions and asset management		(15)	—	0	(15)	—	0
Total over/(under) performance of fair value items		(15)	—	0	(15)	—	0

EXPLANATION

Certain assets held by AEGON Americas and AEGON The Netherlands are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets. Based on current holdings and asset class returns, the long-term expected return on an annual basis is 8-10%, depending on the asset class, including cash income and market value changes. The expected earnings from these assets classes are net of DPAC where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying earnings. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON the Netherlands and AEGON UK are excluded from underlying earnings.

The Holding includes certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The change in AEGON’s credit spread resulted in a gain of EUR 30 mln in Q4 2008 on the fair value movement on these bonds.

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SALES
EUR millions	Q4 2008	Q4 2007%		FY 2008	FY 2007%
New life sales	598	800	(25)	2,631	3,274	(20)
Gross deposits (on and off balance)	11,933	9,594	24	40,751	44,528	(8)

New life sales
Life single premiums	2,327	3,447	(32)	10,532	14,414	(27)
Life recurring premiums annualized	366	456	(20)	1,578	1,833	(14)
Total recurring plus 1/10 single	598	800	(25)	2,631	3,274	(20)

Life	265	322	(18)	1,101	1,294	(15)
Saving products	0	0	0	1	1	0
Pensions	283	368	(23)	1,341	1,589	(16)
BOLI/COLI	11	64	(83)	25	151	(83)
Life reinsurance	39	46	(15)	163	239	(32)
Total recurring plus 1/10 single	598	800	(25)	2,631	3,274	(20)

New premium production accident and health insurance	161	178	(10)	614	680	(10)
New premium production general insurance	17	21	(19)	68	58	17

Gross deposits (on and off balance)
Fixed annuities	1,676	433	N.M.	4,057	1,145	N.M.
Variable annuities	590	640	(8)	2,636	2,743	(4)
Saving products	590	704	(16)	2,473	2,648	(7)
Retail mutual funds	501	598	(16)	2,698	2,248	20
Pensions and asset management	2,613	3,338	(22)	10,505	12,284	(14)
Institutional guaranteed products	5,963	3,881	54	18,380	23,458	(22)
Life reinsurance	0	0	0	2	2	0
Total gross deposits	11,933	9,594	24	40,751	44,528	(8)

Net deposits (on and off balance) by line of business
Fixed annuities	593	(759)	N.M.	71	(4,388)	N.M.
Variable annuities	(114)	(157)	27	(441)	(596)	26
Saving deposits	(535)	94	N.M.	(699)	231	N.M.
Retail mutual funds	(182)	266	N.M.	590	797	(26)
Pensions and asset management	257	1,081	(76)	1,769	2,527	(30)
Institutional guaranteed products	1,679	(325)	N.M.	2,185	3,981	(45)
Life reinsurance	(19)	(82)	77	(61)	(82)	26
Total net deposits	1,679	118	N.M.	3,414	2,470	38

EMPLOYEE NUMBERS
	At Dec. 31 2008	At Dec. 31 2007
Number of employees	31,425	30,414

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VALUE OF NEW BUSINESS AND IRR
			VNB EUR	VNB EUR		VNB EUR	VNB EUR
EUR millions, after tax	Notes		Q4 2008	Q4 2007%		FY 2008	FY 2007%
Americas			124	104	19	412	425	(3)
The Netherlands			13	10	30	43	51	(16)
United Kingdom			60	56	7	234	230	2
Asia			5	21	(76)	20	78	(74)
Central and Eastern Europe			13	19	(32)	74	72	3
Other European Countries			18	16	13	54	71	(24)
Total			233	226	3	837	927	(10)

			IRR %	IRR%
Americas			12.4	13.1
The Netherlands			10.8	9.8
United Kingdom			14.0	13.4
Asia			15.8	14.6
Central and Eastern Europe			29.8	49.4
Other European Countries			48.3	39.4
Total			16.5	18.0

MODELED NEW BUSINESS, APE AND DEPOSITS
			Premium business APE			Premium business APE
EUR millions	Notes		Q4 2008	Q4 2007%		FY 2008	FY 2007%
	12
Americas			279	385	(28)	1,097	1,362	(19)
The Netherlands			75	77	(3)	300	278	8
United Kingdom			341	387	(12)	1,514	1,704	(11)
Asia			14	41	(66)	63	168	(63)
Central and Eastern Europe			26	30	(13)	109	122	(11)
Other European Countries			74	63	17	237	234	1
Total			809	982	(18)	3,321	3,869	(14)

			Deposit business Deposits			Deposit business Deposits
Americas			8,718	6,874	27	30,151	36,337	(17)
Asia			4	5	(20)	24	7	N.M.
Central and Eastern Europe			19	9	111	65	27	141
Other European Countries			0	2	N.M.	10	10	0
Total			8,742	6,890	27	30,249	36,381	(17)

VNB/PVNBP SUMMARY
		Premium business				Premium business
		VNB	PVNBP	VNB/ PVNBP	VNB/ APE	VNB	PVNBP	VNB/ PVNBP	VNB/ APE
EUR millions	Notes	Q4 2008%			%	FY 2008%			%
	13
Americas		55	1,414	3.9	19.5	193	5,496	3.5	17.6
The Netherlands		13	476	2.7	16.8	43	2,324	1.9	14.4
United Kingdom		60	2,288	2.6	17.7	234	10,322	2.3	15.5
Asia		4	66	6.4	30.5	19	344	5.6	30.5
Central and Eastern Europe		9	158	6.0	36.8	48	674	7.2	44.3
Other European Countries		18	554	3.2	23.9	54	1,884	2.8	22.6
Total		159	4,956	3.2	19.6	592	21,043	2.8	17.8

		Deposit business				Deposit business
		VNB	PVNBP	VNB/ PVNBP	VNB/ Deposits	VNB	PVNBP	VNB/ PVNBP	VNB/ Deposits
	13
Americas		70	10,143	0.7	0.8	219	34,251	0.6	0.7
Asia		0	23	1.3	7.8	1	179	0.4	2.7
Central and Eastern Europe		4	166	2.4	20.4	25	835	3.0	39.4
Other European Countries		0	0	1.7	1.7	0	10	3.3	3.3
Total		74	10,331	0.7	0.8	246	35,275	0.7	0.8

Local knowledge. Global power. | Page 28 of 42

Notes:

1)

Certain assets held by AEGON Americas and AEGON The Netherlands are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets. Based on current holdings and asset class returns, the long-term expected return on an annual basis is 8-10%, depending on the asset class, including cash income and market value changes. The expected earnings from these assets classes are net of DPAC where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying earnings. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON the Netherlands and AEGON UK are excluded from underlying earnings.

The Holding includes certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The change in AEGON’s credit spread resulted in a gain of EUR 30 mln in Q4 2008 on the fair value movement on these bonds.

2)	Net income refers to net income attributable to equity holders of AEGON N.V.
3)	New life sales is defined as new recurring premiums + 1/10 of single premiums.
4)	Deposits on and off balance sheet.
5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
6)	As of 2008, real estate for own use (both general account and for account of policyholders) has been reclassified from revenue generating investments to other assets.
7)	Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate.
8)	All ratios exclude AEGON’s revaluation reserve.
9)

Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

10)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

11)

In order to maintain consistency in definitions, starting in the fourth quarter 2008, the net impact of the fair value movements of guarantees and the related hedges in the Netherlands has been excluded from underlying earnings. Previously, differences in fair value between guarantees and related hedges, referenced as hedge ineffectiveness, were reported in gain/losses on investments. Results from previous years have been adjusted.

12)	APE = recurring premium + 1/10 single premium.
13)	PVNBP: Present Value New Business Premium.

Local knowledge. Global power. | Page 29 of 42

Appendix III

CONDENSED CONSOLIDATED BALANCE SHEET
	At Dec. 31 2008	At Dec. 31 2007
EUR millions			%
Investments general account	130,481	132,861	(2)
Investments for account of policyholders	105,400	142,384	(26)
Investments in associates	595	472	26
Deferred expenses and rebates	12,794	11,488	11
Other assets and receivables	27,766	18,484	50
Cash and cash equivalents	10,223	8,431	21
Total assets	287,259	314,120	(9)

Shareholders’ equity	6,055	15,151	(60)
Convertible core capital securities	3,000	0	0
Other equity instruments	4,699	4,795	(2)
Minority interest	6	16	(63)
Group equity	13,760	19,962	(31)
Insurance contracts general account	97,377	88,496	10
Insurance contracts for account of policyholders	60,808	78,394	(22)
Investment contracts general account	36,231	36,089	0
Investment contracts for account of policyholders	45,614	63,756	(28)
Other liabilities	33,469	27,423	22
Total equity and liabilities	287,259	314,120	(9)
CAPITAL BASE
Group equity	13,760	19,962	(31)
Trust pass-through securities	161	143	13
Subordinated borrowings	41	34	21
Senior debt related to insurance activities	69	1,255	(95)
Total capital base	14,031	21,394	(34)

CONDENSED CONSOLIDATED INCOME STATEMENT
EUR millions (except per share data)	Notes	Q4 2008	Q4 2007%		FY 2008	FY 2007%
Premium income		5,228	6,678	(22)	22,409	26,900	(17)
Investment income		2,644	2,633	0	9,965	10,457	(5)
Fee and commission income		437	495	(12)	1,703	1,900	(10)
Other revenues		1	2	(50)	5	14	(64)
Total revenues		8,310	9,808	(15)	34,082	39,271	(13)
Income from reinsurance ceded		483	355	36	1,633	1,546	6
Results from financial transactions		(7,629)	(971)	N.M.	(28,195)	4,545	N.M.
Other income		1	2	(50)	6	214	(97)
Total income		1,165	9,194	(87)	7,526	45,576	(83)

Benefits and expenses		1,758	8,256	(79)	6,970	41,763	(83)
Impairment charges		(53)	38	N.M.	526	117	N.M.
Interest charges and related fees		743	149	N.M.	1,113	474	135
Other charges		0	0	0	2	181	(99)
Total charges		2,448	8,443	(71)	8,611	42,535	(80)

Share in net results of associates		5	11	(55)	24	36	(33)
Income before tax		(1,278)	762	N.M.	(1,061)	3,077	N.M.
Income tax		96	(114)	N.M.	(21)	(526)	96
Net income attributable to equity holders of AEGON N.V.		(1,182)	648	N.M.	(1,082)	2,551	N.M.

Net income per common share
Basic earnings per share		(0.82)	0.40	N.M.	(0.92)	1.47	N.M.
Dilluted earnings per share		(0.82)	0.40	N.M.	(0.92)	1.47	N.M.

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CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
		At Dec. 31 2008	At Dec. 31 2007
EUR millions	Notes
Shareholders’ equity at January 1		15,151	18,605

Net income		(1,082)	2,551
Movements in foreign currency translations reserve		(170)	(1,445)
Movements in revaluation reserves		(6,651)	(2,164)
Total recognized net income for the period		(7,903)	(1,058)

Dividends paid on ordinary shares		(548)	(583)
Preferred dividend		(112)	(85)
Repurchased and sold own shares		(217)	(1,438)
Coupons on perpetuals (net of tax)		(189)	(175)
Coupons on convertible core capital securities		(121)	0
Other changes		(6)	(115)
Shareholders’ equity at end of period		6,055	15,151

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
EUR millions	Notes	Q4 2008	Q4 2007%		FY 2008	FY 2007%
Cash flow from operating activities		(451)	1,567	N.M.	1,323	(1,340)	199

Cash flow from investing activities
Purchase and disposal of intangible assets		(6)	(4)	(50)	(12)	(10)	(20)
Purchase and disposal of equipment and other assets		(25)	(26)	4	65	(48)	N.M.
Purchase, disposal and dividends of subsidiaries and associates		(287)	(954)	70	(451)	(2,621)	83
		(318)	(984)	68	(398)	(2,679)	85

Cash flow from financing activities
Issuance and purchase of share capital		0	(773)	N.M.	(217)	(1,438)	85
Dividends paid		0	105	N.M.	(660)	(668)	1
Issuance, repayment and coupons of convertible capital securities		3,000	0	N.M.	3,000	0	N.M.
Issuance, repayment and coupons of perpetuals		(67)	(67)	0	(368)	510	N.M.
Issuance, repayment and finance interest on borrowings		(1,014)	(188)	N.M.	(294)	897	N.M.
		1,919	(923)	N.M.	1,461	(699)	N.M.

Net increase/(decrease) in cash and cash equivalents		1,150	(340)	N.M.	2,386	(4,718)	N.M.

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AMOUNTS PER COMMON SHARE
	Notes	Q4 2008	Q4 2007%		FY 2008	FY 2007%
Net income in EUR	1	(0.82)	0.40	N.M.	(0.92)	1.47	N.M.
Net income fully diluted in EUR	1	(0.82)	0.40	N.M.	(0.92)	1.47	N.M.

Net income in USD		(1.20)	0.57	N.M.	(1.35)	2.01	N.M.
Net income fully diluted in USD		(1.20)	0.57	N.M.	(1.35)	2.01	N.M.

Net operating earnings in EUR	1	(0.44)	0.23	N.M.	(0.15)	0.99	N.M.
Net operating earnings fully diluted in EUR	1	(0.44)	0.23	N.M.	(0.15)	0.99	N.M.

Net operating earnings in USD		(0.66)	0.33	N.M.	(0.22)	1.35	N.M.
Net operating earnings fully diluted in USD		(0.66)	0.33	N.M.	(0.22)	1.35	N.M.

		At Dec. 31 2008	At Dec. 31 2007
Shareholders’ equity in EUR	2	2.60	8.69	(70)
Shareholders’ equity in USD	2	3.62	12.79	(72)

NET INCOME PER COMMON SHARE CALCULATION
EUR millions (except per share data)	Notes	Q4 2008	Q4 2007%		FY 2008	FY 2007%
Net income		(1,182)	648	N.M.	(1,082)	2,551	N.M.
Preferred dividend		0	0	0	(112)	(85)	(32)
Coupons on perpetuals		(49)	(51)	4	(189)	(175)	(8)
Net income / (loss) attributable to ordinary shareholders		(1,231)	597	N.M.	(1,383)	2,291	N.M.

Weighted average number of common shares outstanding		1,515	1,561	(3)	1,507	1,561	(3)
Net income per share		(0.82)	0.40	N.M.	(0.92)	1.47	N.M.

Quarterly net income per common share

first quarter		0.07	0.42	(83)	0.07	0.42	(83)
second quarter		0.08	0.34	(76)	0.15	0.76	(80)
third quarter		(0.25)	0.31	N.M.	(0.10)	1.07	N.M.
fourth quarter		(0.82)	0.40	N.M.	(0.92)	1.47	N.M.

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SEGMENT REPORTING
EUR millions	Notes	Q4 2008	Q4 2007%		FY 2008	FY 2007%
Operating earnings before tax geographically
Americas		(1,167)	506	N.M.	(587)	2,102	N.M.
The Netherlands		227	(39)	N.M.	213	37	N.M.
United Kingdom		(6)	67	N.M.	122	271	(55)
Other countries		(17)	22	N.M.	93	142	(35)
Holding and other activities		8	(46)	N.M.	95	(195)	N.M.
Eliminations		4	12	(67)	18	10	80
Total operating earnings before tax		(951)	522	N.M.	(46)	2,367	N.M.

Revenues geographically
Americas		3,566	4,510	(21)	13,267	16,340	(19)
The Netherlands		1,473	1,374	7	6,675	6,373	5
United Kingdom		2,629	3,144	(16)	11,777	13,692	(14)
Other countries		608	741	(18)	2,264	2,798	(19)
Holding and other activities		85	88	(3)	256	244	5
Eliminations		(51)	(49)	(4)	(157)	(176)	11
Total revenues		8,310	9,808	(15)	34,082	39,271	(13)

Revenues
Life insurance gross premiums		4,590	6,080	(25)	19,795	24,210	(18)
Accident and health insurance		503	475	6	1,997	2,122	(6)
General insurance		135	123	10	617	568	9
Total gross premiums		5,228	6,678	(22)	22,409	26,900	(17)
Investment income		2,644	2,633	0	9,965	10,457	(5)
Fee and commission income		437	495	(12)	1,703	1,900	(10)
Other revenues		1	2	(50)	5	14	(64)
Total revenues		8,310	9,808	(15)	34,082	39,271	(13)

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INVESTMENTS GEOGRAPHICALLY
amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2008	Americas	The Netherlands	United Kingdom	Other countries	Holding, other activities & eliminations	Total EUR
		Investments
1,436	39	Shares	1,031	1,297	41	183	50	2,602
83,846	4,915	Bonds	60,247	18,298	5,161	4,827	20	88,553
19,194	10	Loans	13,792	10,416	10	1,116	0	25,334
15,635	0	Other financial assets	11,235	112	0	117	0	11,464
679	0	Investments in real estate	488	2,040	0	0	0	2,528
120,790	4,964	Investments general account	86,793	32,163	5,212	6,243	70	130,481
0	17,360	Shares	0	6,416	18,225	167	(9)	24,799
0	12,675	Bonds	0	11,675	13,307	330	0	25,312
58,943	2,381	Separate accounts and investment funds	42,353	0	2,500	1,420	0	46,273
0	6,376	Other financial assets	0	1,042	6,693	150	0	7,885
0	1,077	Investments in real estate	0	0	1,131	0	0	1,131
58,943	39,869	Investments for account of policyholders	42,353	19,133	41,856	2,067	(9)	105,400

179,733	44,833	Investments on balance sheet	129,146	51,296	47,068	8,310	61	235,881
106,434	2,289	Off balance sheet investments third parties	76,478	11,783	2,403	5,299	0	95,963
286,167	47,122	Total revenue generating investments *)	205,624	63,079	49,471	13,609	61	331,844
		Investments
94,444	4,859	Available-for-sale	67,862	19,110	5,101	2,602	72	94,747
19,194	10	Loans	13,792	10,416	10	1,116	0	25,334
0	0	Held-to-maturity	0	0	0	2,269	0	2,269
65,416	38,887	Financial assets at fair value through profit or loss	47,004	19,730	40,826	2,323	(11)	109,872
679	1,077	Investments in real estate	488	2,040	1,131	0	0	3,659
179,733	44,833	Total investments on balance sheet	129,146	51,296	47,068	8,310	61	235,881

INVESTMENTS GEOGRAPHICALLY
amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2007	Americas	The Netherlands	United Kingdom	Other countries	Holding, other activities & eliminations	Total EUR
		Investments
2,386	48	Shares	1,621	1,997	66	181	70	3,935
98,834	4,104	Bonds	67,138	18,225	5,595	3,951	22	94,931
19,813	5	Loans	13,459	8,517	7	571	0	22,554
12,890	0	Other financial assets	8,756	66	0	98	0	8,920
755	0	Investments in real estate	513	2,008	0	0	0	2,521
134,678	4,157	Investments general account	91,487	30,813	5,668	4,801	92	132,861
0	23,291	Shares	0	9,736	31,757	212	(24)	41,681
0	13,360	Bonds	0	10,628	18,216	248	0	29,092
81,663	2,820	Separate accounts and investment funds	55,474	0	3,845	2,165	0	61,484
0	4,785	Other financial assets	0	990	6,525	104	0	7,619
0	1,839	Investments in real estate	0	0	2,508	0	0	2,508
81,663	46,095	Investments for account of policyholders	55,474	21,354	62,851	2,729	(24)	142,384

216,341	50,252	Investments on balance sheet	146,961	52,167	68,519	7,530	68	275,245
109,658	2,863	Off balance sheet investments third parties	74,491	13,476	3,903	3,355	0	95,225
325,999	53,115	Total revenue generating investments *)	221,452	65,643	72,422	10,885	68	370,470
		Investments
104,391	4,080	Available-for-sale	70,913	19,163	5,563	2,310	98	98,047
19,813	5	Loans	13,459	8,517	7	571	0	22,554
0	0	Held-to-maturity	0	0	0	1,876	0	1,876
91,382	44,328	Financial assets at fair value through profit or loss	62,076	22,479	60,441	2,773	(30)	147,739
755	1,839	Investments in real estate	513	2,008	2,508	0	0	5,029
216,341	50,252	Total investments on balance sheet	146,961	52,167	68,519	7,530	68	275,245

*) As of 2008, real estate for own use (both general account and for account of policyholders) has been reclassified from revenue generating investments to other assets. The comparative 2007 information has been adjusted accordingly.

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ASSETS AND CAPITAL GEOGRAPHICALLY
amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Total EUR
		At December 31, 2008
216,558	52,038	Assets business units	155,607	63,811	54,633	10,473	284,524
		Other assets					2,735
		Total assets on balance sheet					287,259

10,617	1,257	Capital in units	7,629	2,954	1,320	1,948	13,851

		Total capital base					14,031
		Other net liabilities					(180)
		Total					13,851

		At December 31, 2007
243,946	55,495	Assets business units	165,713	62,009	75,668	9,205	312,595
		Other assets					1,525
		Total assets on balance sheet					314,120

19,056	2,166	Capital in units	12,945	3,079	2,954	1,413	20,391

		Total capital base					21,394
		Other net liabilities					(1,003)
		Total					20,391

RECONCILIATION NON-GAAP MEASURES TO INCOME BEFORE TAX
EUR millions	Notes	Q4 2008	Q4 2007%		FY 2008	FY 2007%
Net operating earnings		(623)	399	N.M.	69	1,805	(96)
Income tax on operating earnings		(328)	123	N.M.	(115)	562	N.M.
Operating earnings before tax		(951)	522	N.M.	(46)	2,367	N.M.
Net gains and losses on investments		136	281	(52)	35	746	(95)
Other income		1	2	(50)	6	214	(97)
Impairment charges		(501)	(17)	N.M.	(1,038)	(76)	N.M.
Other charges		1	0	N.M.	(1)	(182)	99
Policyholder tax		36	(26)	N.M.	(17)	8	N.M.
Income before tax		(1,278)	762	N.M.	(1,061)	3,077	N.M.

Currencies

Income statement items: average rate 1 EUR = USD 1.4660 (2007: USD 1.3683).

Income statement items: average rate 1 EUR = GBP 0.7961 (2007: GBP 0.6838).

Balance sheet items: closing rate 1 EUR = USD 1.3917 (2007: USD 1.4721).

Balance sheet items: closing rate 1 EUR = GBP 0.9525 (2007: GBP 0.7334).

Notes:

1)	After deduction of preferred dividend and coupons on perpetuals.
2)	Shareholders’ equity per share is calculated after deduction of the preferred share capital of EUR 2.1 billion (at Dec. 31, 2007: EUR 2.1 billion) and considering the number of treasury shares. The number of common shares used in the calculation of shareholders’ equity per share is 1,515 million (at Dec. 31, 2007: 1,500 million).

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Other explanatory notes

The interim condensed consolidated financial statements included in Appendix III have been prepared in accordance with IAS 34 ‘Interim financial reporting’. It does not include all of the information required for full financial statements and should therefore be read together with the 2007 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report over 2007.

The interim condensed consolidated financial statements included in Appendix III have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value.

As of January 1, 2008, AEGON reclassified, on the face of its balance sheet, the real estate for own use from Investments general account and Investments for account of policyholders to Other assets and receivables. In addition, AEGON reclassified cash flows from real estate held for own use as cash flows from operating activities to investing activities, to the extent that they relate to real estate that is occupied by AEGON’s own employees. The comparative 2007 information has been adjusted accordingly. This change reduced Investments general account by EUR 330 million and Investments for account of policyholder by EUR 141 million with an offsetting increase in Other assets and receivables of EUR 471 million.

All other accounting policies and methods of computation applied in the interim financial statements are the same as those applied in the 2007 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. For AEGON this is equal to IFRS as published by the International Accounting Standards Board.

The published figures in these interim financial statements are unaudited.

Condensed consolidated income statement

The result from financial transactions in 2008 amounted to a loss of EUR 28.2 billion compared to a gain of EUR 4.5 billion in 2007. This decrease primarily reflects losses on investments for account of policyholders. These losses are offset by a decrease in the benefits and expenses line which decreases from an amount of EUR 41.8 billion in 2007 to EUR 7.0 billion in 2008.

Capital and funding

The capital management section, on page 3 provides information on issuances, repurchases and repayments of debt and equity securities during the current interim reporting period.

Investment impairments

Page 6 of the results release includes information on net impairments recognized in Q4 of 2008.

Condensed consolidated statement of changes in equity

Page 3 of the results release includes information on the movements in shareholder’s equity.

Critical accounting estimates

Fair value measurement

Fair value measurement of financial assets and liabilities has been subject of industry-wide discussions between preparers, regulators and users of financial statements. The distressed markets in the second half of 2008 resulted in challenges related to the fair value measurement of financial instruments because of far less liquidity in the market, forced sales resulting from deleveraging activities and asset/liability programs.

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The table below shows a detailed breakdown of debt instruments held at fair value (amounts in EUR million):

Financial Assets 2008
	Quotations in active market and valuation technique based on market observable inputs	Valuation technique not based on market observable inputs	Total
Debt instruments held at fair value:
Assets Backed Securities - Housing-Related	1,565	312	1,877
Assets Backed Securities - Other	5,982	182	6,164
Residential Mortgage Backed Securities	4,592	331	4,923
Commercial Mortgage Backed Securities	4,643	74	4,717
Financial	23,287	95	23,382
Industrial	26,233	54	26,287
Utility	6,463	0	6,463
Sovereign exposure	20,934	18	20,952
Total	93,699	1,066	94,765

Financial Assets 2007
	Quotations in active market and valuation technique based on market observable inputs	Valuation technique not based on market observable inputs	Total
Debt instruments held at fair value:
Assets Backed Securities - Housing-Related	2,934	13	2,947
Assets Backed Securities - Other	7,387	180	7,567
Residential Mortgage Backed Securities	5,331	0	5,331
Commercial Mortgage Backed Securities	4,902	1	4,903
Financial	25,228	122	25,350
Industrial	26,464	34	26,498
Utility	6,420	3	6,423
Sovereign exposure	19,428	26	19,454
Total	98,094	379	98,473

Equity market sensitivities

Fluctuations in the equity markets have affected AEGON’s profitability, capital position and sales of equity related products in the past and may continue to do so. Exposure to equity markets exists in both assets and liabilities. Equity exposure exists through direct equity investments, guarantees on minimum return or accumulation guarantees in insurance and investment contracts and impact on fee income related to charges on policyholder account balances.

A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller country units, is the annual long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the long-term growth rate are made after considering the effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or Value of Business Acquired (VOBA) unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination. At September 30, 2008, the reversion to the mean assumptions for variable

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products, primarily variable annuities in the United States were: gross long-term equity growth rate of 9%; gross short-term growth rate of 15%. The reversion period for the short-term rate is five years. The significant decreases in equity markets in Q4 2008 (S&P 500: -23%) resulted in a 25% gross short-term growth rate. This rate was unlocked to a 15% annual short-term growth rate which led to a pre tax charge of approximately USD 566 million.

The results of equity sensitivity tests are non-linear. The main reason for this is due to equity options sold to clients that are embedded in some of AEGON’s products and that more severe scenarios could cause accelerated DAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not.

Sensitivity analysis 2008	Estimated effects on net income	Estimated effects on equity
EUR millions
Immediate change of
Equity increase 20%	354	536
Equity decrease 20%	(764)	(840)

Guarantees valuation

Guarantees embedded in certain pension, life and variable annuity contracts of AEGON USA and AEGON The Netherlands are measured at fair value. These contracts include long-term guarantees that are embedded in the contracts which for accounting purposes are valued separately.

For financial reporting purposes AEGON distinguishes between the following types of minimum guarantees:

•	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives;

•	Total return annuities: these guarantees are not bifurcated from their host contracts, valued at fair value and presented as part of insurance contracts;

•

Life contingent guarantees in the US: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting and presented together with insurance liabilities; and

•

Life contingent guarantees in The Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts which are also valued at fair value.

Fair value movements of guarantees and related hedges are recognized in operating earnings; the fair value movements are excluded from underlying earnings.

Fair value guarantees contributed a net loss before tax of EUR 139 million (Q4 2007: EUR 134 million) to operating earnings. In Q4 2008 the total guarantee reserves increased by EUR 3.0 billion including an offset related to the impact of credit spread. Hedges offset related to this increase amounted to EUR 2.9 billion.

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Business combinations

On February 26, 2008, AEGON has entered into an agreement to acquire 100% of Ankara Emeklilik Anonim Sirketi (Ankara Emeklilik), a Turkish life insurance and pension provider, from Polis Bakim ve Yardim Sandigi. The transaction, subject to regulatory approval in Turkey, was closed in the third quarter of 2008. Ankara Emeklilik has a well-established presence in the Turkish life insurance and private pension market, with over 54,000 pension fund members and approximately EUR 35 million in assets under management (Source: Pension Monitoring Center—February 18, 2008). Ankara Emeklilik sells its products and services through a variety of different channels and has an agreement in place to distribute through a nationwide network of 236 branches belonging to Şekerbank.

On April 21, 2008, AEGON and China’s Industrial Securities have completed the establishment of their asset management joint venture following the recent final approval by the regulatory authorities. Under the agreement, AEGON has acquired a 49% interest in Industrial Fund Management Company (IFMC), a Chinese mutual fund manager with approximately EUR 3 billion assets under management as of March 31, 2008. Industrial Securities, one of China’s leading securities companies, will retain the remaining 51% of IFMC. The initial agreement was announced on May 28, 2007. The joint venture will be renamed AEGON Industrial Fund Management Company. Both shareholders will be equally represented in the Board of Directors. The current management team, led by CEO Yang Dong, will continue to lead AEGON Industrial FMC with the objective of becoming one of the top players in the Chinese fund management market. Over the past two years, assets under management have increased from EUR 600 million to EUR 3 billion.

On June 30, 2008, AEGON completed the 100% purchase of the registered capital of UNIQA Asset Management Company and Heller-Saldo 2000 Pension Fund Management Company, both Hungarian entities, from UNIQA Insurance Company.

The agreement was signed on February 21, 2008 and it was subject to regulatory approval which was subsequently received. Following the acquisition, assets under management increased by approximately EUR 300 million (Source: Hungarian Financial Supervisory Authority (HFSA) 3Q 2007 figures).

On June 30, 2008, AEGON Hungary Pension Fund merged with ‘Uniqa and Public Service Pension Fund’. As a result of the merger, AEGON is the second largest pension fund provider in Hungary.

In July 2008, AEGON finalized the acquisition of the Turkish life insurance and pension provider Ankara Emeklilik.

On September 30, 2008, AEGON has signed an agreement to create a new joint venture with Caja Navarra to distribute health products.

In Q3 2008, AEGON Religare started life operations in India. AEGON and Ranbaxy Promoter group jointly entered the life insurance business in India. AEGON holds a 26% stake in the life company.

In October 2008, AEGON signed an agreement to acquire a 50% stake in Brazilian life insurer Mongeral SA Seguros e Prevedência, further strengthening the company’s position in the fast-growing Latin American market.

On October 31, 2008, AEGON has completed the acquisition of a 50% stake in the life insurance and pension company of the Catalan-based savings bank Caixa Terrassa. The partnership gives AEGON access for the first time to Catalonia, one of Spain’s wealthiest regions with a population of more than seven million people.

In December 2008, AEGON has completed the acquisition of the Polish pension company PTE Skarbiec Emerytura SA, after receiving final regulatory approval. AEGON initiated the transaction in June 2007 as part of a broader strategy to strengthen the company’s businesses in Central & Eastern Europe.

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On June 30, 2008, AEGON completed the planned merger of its pension fund management company PTE AEGON with BRE Bank’s PTE Skarbiec-Emerytura. As part of the merger agreement, AEGON acquired BRE Bank’s shareholding in the newly combined pension fund. With the acquisition, AEGON became Poland’s fifth largest pension fund manager, with a market share of approximately 6%. The combined fund has some 800,000 members and more than EUR 1.8 billion in assets under management.

Commitments and contingencies

There have been no material changes in contingent assets and liabilities reported in the 2007 consolidated financial statements of AEGON.

Capital management

On December 1, 2008 AEGON completed the transaction to secure EUR 3 billion in additional core capital from Vereniging AEGON, funded by the Dutch State. The additional capital for AEGON is part of broader support that the Dutch government agreed to make available to fundamentally sound and viable banks and insurers in the Netherlands.

AEGON accessed the capital through its largest shareholder, Association AEGON, which was set up precisely for the purpose of protecting the long-term interest of the company’s stakeholders.

The additional funds from Vereniging AEGON strengthened AEGON’s capital buffer – an important safeguard against any further downturn in global equity and credit markets.

In return for the additional capital, AEGON issued special non-voting securities to Vereniging AEGON. Vereniging AEGON will use income from these securities to service its loan from the Dutch State. Of the total EUR 3 billion, AEGON has the right to return EUR 1 billion to the State at any point before December 1, 2009 should financial markets improve and the company decides it no longer needs this extra EUR 1 billion in capital.

Importantly, this arrangement will ensure there is no change to AEGON’s overall ownership structure and will avoid dilution of voting rights for existing shareholders. The Dutch State will not become a shareholder in AEGON, but the government has appointed two representatives to the company’s Supervisory Board.

Events after the balance sheet date

In January 2009, AEGON has agreed to acquire Banca Transilvania’s 50% shareholding in BT AEGON, the two companies’ jointly-owned Romanian pension business. AEGON will pay approximately EUR 11 million for the stake, which will give AEGON full control of the pension business.

AEGON and Banca Transilvania (BT) will remain partners. As part of the transaction, the two companies will sign a distribution agreement covering both life insurance and pension products.

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About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 31,500 people and have over 40 million customers across the globe.

Key figures	2008	2007
Underlying earnings before tax	EUR 1.57 billion	EUR 2.64 billion

New life sales	EUR 2.63 billion	EUR 3.27 billion

Gross deposits	EUR 40.75 billion	EUR 44.53 billion

Revenue generating investments	EUR 332 billion	EUR 370 billion
(At December 31)

Group Corporate Communications & Investor Relations

Media relations	Media conference call
Phone: + 31 (0)70 – 344 8956	8:00 am CET
E-mail: gcc-ir@aegon.com	Audio webcast on www.aegon.com

Investor relations	Analyst & investor call
Phone: + 31 (0)70 – 344 8305	3:00 pm CET
or 877 548 9668 – toll free USA only	Audio webcast on www.aegon.com
E-mail: ir@aegon.com	Call-in numbers (listen only):
USA: +1-480-629-1990
UK: + 44 208 515 2301
NL: +31 20 796 5332

Website: www.aegon.com

Financial supplement:

AEGON’s Q4 2008 Financial supplement is available on www.aegon.com.

Video interview Alex Wynaendts: available on www.aegon.com at 7.45 a.m.

Record date:

The record date for attending and voting at the Annual General Meeting of Shareholders of AEGON N.V. is March 23, 2009.

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Disclaimers

Cautionary note regarding non-GAAP measures

This press release includes certain non-GAAP financial measures: net operating earnings, operating earnings before tax, (net) underlying earnings and value of new business. The reconciliation of net operating earnings and operating earnings before tax to the most comparable IFRS measures is provided on page 35. A reconciliation of (net) underlying earnings to operating earnings before tax is provided on page 26. Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not be viewed as a substitute for IFRS financial measures. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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